September 26, 2012

Via EDGAR

Mr. Todd K. Schiffman
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Grupo Aval Acciones y Valores S.A. Annual Report on Form 20-F Filed April 30, 2012 File No. 000-54290

Dear Mr. Schiffman:

We acknowledge receipt of the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated September 12, 2012 regarding Grupo Aval Acciones y Valores S.A.’s (the “Company”) Annual Report on Form 20-F filed on April 30, 2012 (the “2011 20-F”).

Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before the Company’s responses.

Risk Factors, page 18

1.
Please undertake to include in future filings a risk factor addressing the risks associated with your dependence on Mr. Sarmiento Angulo your 79 year old founder, chairman and controlling stockholder and risks to you relating to his succession plan.

The Company undertakes to include in future filings a revised risk factor to supplement the description of the risks associated with the Company’s dependence on Mr. Sarmiento Angulo and address the risk relating to his succession. The Company notes that, as disclosed in the 2011 20-F, it already has taken substantial actions to reduce its dependence on Mr. Sarmiento Angulo.  As a result, responsibility for day-to-day management of the Company and many strategic matters lie with Mr. Sarmiento Gutiérrez and his senior staff. The revised risk factor the Company intends to file in future filings is below:

“We depend on our chairman, our president and our senior management, and the loss of their services would have a material adverse effect on our business.

We are highly dependent on our founder and chairman, Mr. Sarmiento Angulo (79 years old), our president, Mr. Sarmiento Gutiérrez (51 years old), and members of our senior management teams at both the group and subsidiary levels, all of whom possess considerable experience and expertise and have strong relationships with customers and participants of the Colombian business.

Our president, Mr. Luis Carlos Sarmiento Gutiérrez, has been responsible for our day-to-day management over the last 12 years and has acted as president of companies controlled by Mr. Sarmiento Angulo for the past 20 years. Mr. Sarmiento Gutiérrez, who became president of Grupo Aval in 2000, and our chairman, Mr. Sarmiento Angulo, are responsible for the overall strategic direction of the group.

In addition, our senior managers at the subsidiary levels are responsible for implementing strategies and for the day-to-day operations of the companies they run.  Although Grupo Aval does not require that its employees mandatorily retire at a certain age, the presidents of our four banks (who have an average tenure of 25 years with these banks) and other members of the senior management are not obliged to remain employed with us.

The loss of the services of any of these members of our senior management, in particular of our chairman or our president, could have an adverse effect on our business. Accordingly, our success is dependent on appropriately managing the risks related to executing a succession plan for our chairman, our president and our senior management on a timely basis.”

Related party transactions, page 279

2.
We note that you have cash of $6 trillion and have outstanding loans to Mr. Sarmiento Angulo and his affiliates of over 1 trillion Pesos (approximately $598 million). Consistent with Item 7B of Form 20-F, please revise future filings to explain the business and financial reasons why you borrowed over $593 million from two entities affiliated with Mr. Sarmiento Angulo. Please disclose whether the interest rates on the loans to you are substantially the same as you can get from other lenders.

The Company undertakes to address in future filings the business and financial reasons that explain why it borrows from entities affiliated with Mr. Sarmiento Angulo. The Company has previously disclosed on page 280 of the 2011 20-F that such loans have been granted “on an arm’s-length basis.” The Company will further clarify that the interest rates on these loans are substantially the same as the Company would be able to obtain from other lenders. The Company’s proposed disclosure for future filings is described below. For illustrative purposes and to assist the Staff’s review, the disclosure below has been drafted in a form that would have been included on page 280 of the 2011 20-F, at the time of filing the Company’s 2011 20-F.

“Business and financial reasons for borrowing from entities affiliated with Mr. Sarmiento Angulo

At April 25, 2012, the total amount of loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo was Ps 1,153.8 billion (U.S.$593.9 million).  These loans have been entered into on an arm’s-length basis with us, the holding company, at a rate of DTF + 3.0% per annum, substantially consistent with rates that would have been available to the holding company from other lenders at the time those borrowings were entered into. The outstanding amount of these loans was Ps 1,451,176 million and Ps 1,444,120 million as of December 31, 2010 and 2011 respectively.  Therefore, following repayments, the outstanding balance of loans granted by entities affiliated with Mr. Sarmiento Angulo fell by Ps 290,370 million from December 31, 2011 to April 25, 2012.

Grupo Aval has chosen not to borrow from competing banks at the holding company level. Among our funding alternatives, in addition to the global and local bond markets, are companies affiliated with our controlling shareholder. These companies provide us with a stable source of financing at rates that are substantially consistent with rates available to us from other lenders. In addition, these loans are executed in a shorter timeframe and at lower transaction costs than if borrowed from other potential sources of funding.

On a consolidated basis, Grupo Aval had available cash resources in the amount of Ps 9,682,639 million (U.S. $5,058.9 million) and Ps 11,698,587 million (U.S. $6,021.8 million) as of December 31, 2010 and 2011 respectively. The majority of these cash resources are held by our subsidiaries.

Unconsolidated cash balances at the holding level were Ps 11,330 million (U.S. $5.9 million) and Ps 1,589,890 million (U.S. $818.4 million) as of December 31, 2010 and 2011 respectively.  Cash at the holding company level increased during 2011 principally as a result of a preferred shares offering in the local market.

Unconsolidated cash balances at Grupo Aval have recently been kept at higher levels than in the past due to strategic considerations including, among others, to be adequately prepared to support the growth of our banking subsidiaries.”

In providing these responses and in response to the Staff’s request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	Grupo Aval Acciones y Valores S.A. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Grupo Aval Acciones y Valores S.A. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses with you at your convenience. Should you have any questions about the responses contained herein, please contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.

Sincerely,
/s/ Javier Diaz Fajardo

Javier Diaz Fajardo
Vice President of Investor Relations

cc: Nicholas A. Kronfeld, Davis Polk & Wardwell LLP